Exhibit 4.02

AMENDMENT TO RIGHTS AGREEMENT

1.    Background.    In accordance with Section 27 of the Rights Agreement between Keynote Systems, Inc. (the “Company”) and American Stock Transfer & Trust Company, as Rights Agent, dated as of October 25, 2002 (the “Agreement”), the Rights Agent and the Company hereby agree to amend the Agreement as set forth below.

2.    Effectiveness.    This Amendment shall be effective as of December 15, 2003 (the “Amendment”) and all defined terms and definitions in the Agreement shall be the same in the Amendment except as specifically revised by the Amendment.

3.    Revisions.

(a) The first sentence of Section 1(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% (the “Designated Percentage”) or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company or (iv) any entity holding Common Shares for or pursuant to the terms of any such plan.

(b) The second paragraph of Exhibit B to the Agreement is hereby deleted in its entirety and replaced with the following:

Until the earlier to occur of (i) ten days following a public announcement or disclosure that a person or group of affiliated or associated persons (an “Acquiring Person”), has acquired beneficial ownership of 20% or more of the Company’s outstanding common stock or (ii) ten business days (or a later date determined by the Company’s Board of Directors before a person or group becomes an Acquiring Person) following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be represented by common stock certificates with a copy of this Summary of Rights attached. No person or group will become an Acquiring Person if the Company’s Board of Directors determines that such person crossed the ownership threshold inadvertently, and such person or group promptly sells shares of Company common stock until they own less than 20% of the outstanding common stock.

(c) The first sentence of the seventh paragraph of Exhibit B to the Agreement is hereby deleted in its entirety and replaced with the following:

In the event that any person or group owns more than 20% of the Company’s outstanding common stock and thereby becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the exercise price that number of shares of common stock having a market value of two times the exercise price of the Right.

4.    Full Force and Effect.    Except as amended hereby, the Agreement and all schedules or exhibits thereto shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of December 15, 2003.

THE COMPANY:		RIGHTS AGENT:

KEYNOTE SYSTEMS, INC.		AMERICAN STOCK
TRANSFER & TRUST COMPANY

By:	/S/ PETER J. MALONEY	By:	/S/ HERBERT J. LEMMER

	Name: Peter J. Maloney		Name: Herbert J. Lemmer
	Title: Vice President of Finance		Title: Vice President
and Chief Financial Officer

[Signature Page to Amendment to Right Agreement]